Exhibit 12.1

Assured Guaranty Ltd.

Computation of Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars except for ratio amounts)

		Year Ended December 31,
	Q1 2014	2013	2012	2011	2010	2009
Income (loss) before income taxes	$69	$1,142	$132	$1,029	$534	$109
Fixed Charges	33	156	174	252	187	75
Income (loss) as adjusted	102	1,298	306	1,281	721	184
Fixed charges:
Interest expense (1)	20	82	92	99	100	63
Portion of rents representative of the interest factor	1	4	4	5	5	4
Interest expense on financial guaranty variable interest entities’ (“FG VIE”) liabilities (1)	12	70	78	148	82	8
Total fixed charges	$33	$156	$174	$252	$187	$75
Ratio of consolidated earnings to fixed charges (1)	3.1	8.3	1.8	5.1	3.9	2.5

(1) For purposes of computing the ratios, earnings consist of income (loss) before income tax expense plus fixed charges to the extent that these charges are included in the determination of earnings. Fixed charges consist of interest expense plus one-third of rent expense under operating leases, which are estimated by management to be the interest factor of these rentals. Interest expense includes interest on long term debt and interest expense on FG VIE liabilities with and without recourse. The Company is not primarily liable for the debt obligations issued by the FG VIEs they insure (i.e. with recourse) and would only be required to make payments on these obligations in the event that the issuer of such debt obligations defaults on any principal or interest due. FG VIEs’ liabilities that are insured by the Company are considered to be with recourse because the Company guarantees the payment of principal and interest regardless of the performance of the FG VIEs’ assets. FG VIEs’ liabilities that are not insured by the Company are considered to be without recourse because the payment of principal and interest on these liabilities is wholly dependent on the performance of the FG VIEs’ assets. Prior year information has been revised to include interest on FG VIEs. The effect of including the interest on FG VIEs is not material.